[Letterhead of Gary D. Benz]





                                                                     EXHIBIT F-2

                                  May 24, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:   FirstEnergy Corp. - File No. 70-10205

Ladies and Gentlemen:

         I have examined the Application-Declaration on Form U-1, as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed in the above-referenced proceeding by FirstEnergy Corp. ("FirstEnergy"), and the orders of the Commission dated March 26, 2004 and May 5, 2004 authorizing the transactions proposed therein.

         The Application requests authorization for certain proposed amendments to FirstEnergy's Amended Articles of Incorporation and Amended Code of Regulations (together, the "Governing Documents") and for the solicitation by FirstEnergy of proxies from its shareholders for use at its 2004 annual meeting (the "Solicitation") in connection with such proposals as well as in connection with the adoption of certain director and executive compensation plans (the "Plans").

         In connection with this opinion, I (or persons under my supervision or control) have examined copies, signed, certified or otherwise proven to my satisfaction, of the Governing Documents of FirstEnergy. I have also examined such other documents, instruments and agreements, including the Plans, and have made such further investigation as I have deemed necessary as a basis for this opinion. At the annual meeting of FirstEnergy's shareholders held on May 18, 2004, proposals to declassify FirstEnergy's board of directors and to adopt the Plans were approved but proposals to amend the Governing Documents to reduce certain supermajority voting requirements were not approved by the requisite shareholder vote and, therefore, will not be implemented.

         I am Associate General Counsel of FirstEnergy Corp. and have acted as such in connection with the filing of the Application. I am a member of the bars of the State of Ohio and Commonwealth of Pennsylvania and am not licensed to practice in any other jurisdiction.

         Based upon and subject to the foregoing, I am of the opinion that:

         (a) all Ohio and Pennsylvania laws applicable to the proposed transactions have been complied with;

         (b) FirstEnergy is validly organized and existing in the State of Ohio; and

         (c) the proposed transactions (to the extent that they have been implemented) did not violate the legal rights of the holders of any securities issued by FirstEnergy, or any of the following "associate companies" of FirstEnergy.

         I hereby consent to the filing of this opinion as an exhibit to the certificate under Rule 24 filed in this proceeding. This opinion may not be relied upon by any other person for any other purpose, except that Thelen Reid & Priest LLP may rely on this opinion in rendering their opinion filed as Exhibit F-1 to the certificate under Rule 24 in this proceeding.


                                                  Very truly yours,


                                                  /s/ Gary D. Benz